UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 10, 2024

Achari Ventures Holdings Corp. I

(Exact name of registrant as specified in its charter)

Delaware	001-40906	86-1671207
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

60 Walnut Avenue, Suite 400

Clark, NJ 07066

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (732) 340-0700

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of common stock, par value $0.0001 per share, and one Redeemable Warrant	AVHIU	The Nasdaq Stock Market LLC
Common Stock, par value $0.0001 per share	AVHI	The Nasdaq Stock Market LLC
Redeemable Warrants	AVHIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07 Submission of Matters to a Vote of Security Holders

As previously announced, on December 6, 2023, Achari Ventures Holdings Corp. I (the “Achari”) entered into a definitive business combination agreement (the “Business Combination Agreement”), by and among Achari, Achari Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Achari, and Vaso Corporation, a Delaware corporation (“Vaso”). Pursuant to the Business Combination Agreement, the parties have agreed to consummate certain transactions (collectively, the “Business Combination”), subject to the terms and conditions of the Business Combination Agreement.

On January 8, 2024, in connection with the Business Combination, Achari first filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (No. 333-276422) (as amended, the “Registration Statement”) containing a joint proxy statement/prospectus of Achari (such joint proxy statement/prospectus in definitive form, the “Proxy Statement”), which Registration Statement was declared effective by the SEC on August 5, 2024, with Achari commencing mailing of the Proxy Statement on August 8, 2024.

On September 10, 2024, Achari held an extraordinary general meeting of its stockholders (the “Special Meeting”), at which stockholders holding 2,601,401 shares of common stock held of record as of August 8, 2024, the record date for the Special Meeting, were present virtually or by proxy, representing 92.6% of the voting power of Achari’s common stock as of the record date for the Special Meeting, and constituting a quorum for the transaction of business. The proposals listed below are described in more detail in the Proxy Statement. A summary of the voting results at the Special Meeting are set forth below:

The stockholders approved the Business Combination Proposal, the Charter Amendment Proposal, the Governance Proposals, the Reverse Stock Split Proposal, the 2024 Equity Incentive Plan Proposal, the Nasdaq 20% Proposal and the Director Election Proposal (each as defined in the Proxy Statement, and collectively, the “Business Combination Proposals”).

The voting results for each of the Business Combination Proposals were as follows:

Proposal No. 1: The Business Combination

For	Against	Abstain	Broker Non-Votes
2,601,401	0	0	0

Proposal No. 2: The Charter Amendment Proposal

For	Against	Abstain	Broker Non-Votes
2,601,401	0	0	0

Proposal No. 3: The Governance Proposals

Governance Proposal 3A

For	Against	Abstain	Broker Non-Votes
2,601,401	0	0	0

Governance Proposal 3B

For	Against	Abstain	Broker Non-Votes
2,601,401	0	0	0

Proposal No. 4: The Reverse Stock Split Proposal

For	Against	Abstain	Broker Non-Votes
2,601,201	200	0	0

Proposal No. 5: The 2024 Equity Incentive Plan Proposal

For	Against	Abstain	Broker Non-Votes
2,601,401	0	0	0

Proposal No. 6: The Nasdaq 20% Proposal

For	Against	Abstain	Broker Non-Votes
2,601,201	200	0	0

Proposal No. 7: The Director Election Proposal

For	Against	Abstain	Broker Non-Votes
2,601,401	0	0	0

As there were sufficient votes to approve the above proposals, the “Adjournment Proposal” described in the Proxy Statement was not presented to stockholders.

Item 8.01 Other Events

Based on the results of the Special Meeting, and subject to the satisfaction or waiver of certain other closing conditions as described in the Proxy Statement, the transactions contemplated by the Business Combination Agreement (the “Transactions”) are expected to be consummated promptly. Following the consummation of the Transactions, the common stock of Vaso after the completion of the Business Combination is expected to begin trading on the Nasdaq Stock Market LLC (the “Nasdaq”) under the ticker symbol “VASO” and the warrants of Vaso after the completion of the Business Combination are expected to trade on the Nasdaq under the ticker symbol “VASOW.”

In connection with the vote to approve the Business Combination Proposals, stockholders holding 297,709 shares of common stock of Achari properly exercised their right to redeem their shares for cash at a redemption price of approximately $11.58 per share, for an aggregate redemption amount of approximately $3,447,470.

Forward-Looking Statements

This Current Report on Form 8-K (“Current Report”) may include, and oral statements made from time to time by representatives of the Company may include, “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements regarding the approval of certain proposals at the Special Meeting or the implementation of the Business Combination Proposals, the Business Combination Agreement, the Transactions and the financing thereof, and related matters, as well as all other statements other than statements of historical fact included in this Current Report are forward-looking statements. When used in this Current Report, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions, as they relate to us or our management team, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, the Company’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in the Company’s filings with the SEC. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by this paragraph. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Registration Statement and the registration statement and prospectus for the Company’s initial public offering filed with the SEC. The Company undertakes no obligation to update these statements for revisions or changes after the date of this Current Report, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACHARI VENTURES HOLDINGS CORP. I
Dated: September 11, 2024

	By:	/s/ Vikas Desai
	Name:	Vikas Desai
	Title:	Chief Executive Officer

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